Exhibit (a)(5)(B)

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

BABETTE C. SCHORSCH, Individually and	)	Civil Action No. 11A 07776 -1
on Behalf of All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	DIRECT SHAREHOLDER COMPLAINT
vs.	)	FOR BREACH OF FIDUCIARY DUTIES
IMMUCOR, INC., JOSHUA LEVINE,	)
RICHARD A. FLYNT, PHILIP H. MOISE,	)
JOSEPH E. ROSEN, PAUL D. MINTZ, G.	)
MASON MOFIT, RONNY B. LANCASTER,	)
CHRIS E. PERKINS, PAUL V. HOLLAND,	)
JAMES F. CLOUSER, IVD HOLDINGS,	)
INC., IVD ACQUISITION CORPORATION	)
and TPG PARTNERS VI, L.P.,	)
)
Defendants.	)	DEMAND FOR JURY TRIAL

Plaintiff, individually and as a class action on behalf of all others similarly situated, alleges upon knowledge as to plaintiff’s own acts and upon information and belief as to all other matters, as follows:

SUMMARY OF THE ACTION

1. This is a direct shareholder class action brought by plaintiff on behalf of herself and the public shareholders of Immucor, Inc. (“Immucor” or the “Company”) seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition via tender offer (the “Acquisition” or “Proposed Transaction”) of Immucor by IVD Holdings, Inc., IVD Acquisition Corporation, and TPG Partners VI, L.P (collectively, “TPG”).

2. On July 2, 2011, Immucor, a Georgia corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TPG.

3. On July 5, 2011, the Company issued a press release stating, in part:

NORCROSS, Ga., July 05, 2011 – Immucor, Inc. (Nasdaq: BLUD) (the “Company”), a global leader in providing automated instrument-reagent systems to the blood transfusion industry, today announced that it has entered into a definitive agreement to be acquired by investment funds managed by TPG Capital (“TPG”) in a transaction with a fully diluted equity value of $1.973 billion.

4. Under the terms of the Merger Agreement, TPG will purchase via tender offer all of Immucor’s outstanding common stock for the inadequate price of $27.00 per share in cash. The Proposed Transaction is valued at approximately $ 1.973 Billion. The transaction is expected to close in the second half of 2011.

5. As more fully alleged herein, the Proposed Transaction is the product of a flawed process that is designed to ensure the Acquisition of Immucor by TPG on terms preferential to Immucor’s board members and Immucor’s largest institutional shareholder ValueAct, and which is detrimental to plaintiff and the other public shareholders of Immucor. In pursuing the Proposed Transaction, each of the herein-named Defendants have violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

6. Herein, plaintiff seeks equitable relief only.

PARTIES

7. Plaintiff Babette C. Schorsch is a resident of Somers, New York and is, and at all material times has been, an Immucor shareholder.

8. Defendant Immucor is a Georgia corporation, headquartered at 3130 Gateway Drive Norcorss, Georgia 30071. Immucor is a global leader in providing automated instrument reagent systems to the blood transfusion industry. Immucor sells a complete line of reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. As of July 2, 2011, the Company has locations all over the world and is listed and traded on the NASDAQ under the ticker symbol “BLUD.”

9. Defendant Joshua Levine (“Levine”) is, and at all material times has been, a director of Immucor and is also the Chief Executive Officer (“COO”) of the Company.

10. Defendant Richard A. Flynt (“Flynt”) is, and at all material times has been, a director of Immucor and is also the Chief Financial Officer (“CFO”) of the Company.

11. Defendant Philip H. Moise (“Moise”) is, and at all material times has been, a director of Immucor and is also the Executive Vice President, General Counsel and Secretary of the Company.

12. Defendant Joseph E. Rosen (“Rosen”) is, and at all material times has been, a director of Immucor. Rosen is also Chairman of the Board of Directors.

13. Defendant Paul D. Mintz (“Mintz”) is, and at all material times has been, a director of Immucor.

14. Defendant G. Mason Morfit (“Morfit”) is, and at all material times has been, a director of Immucor. Morfit is a partner with ValueAct Capital, currently Immucor’s largest shareholder.

15. Defendant Ronny B. Lancaster (“Lancaster”) is, and at all material times has been, a director of Immucor.

16. Defendant Chris E. Perkins (“Perkins”) is, and at all material times has been, a director of Immucor.

17. Defendant Dr. Paul V. Holland, M.D. (“Holland”) is, and at all material times has been, a director of Immucor.

18. Defendant James F. Clouser (“Clouser”) is, and at all material times has been, a director of Immucor.

19. Defendant TPG Partners VI, L.P. is a Limited Partnership headquartered at 301 Commerce Street, Suite 3300 Fort Worth, TX 76102. TPG Partners VI, L.P., shares the same address as TPG Capital. TPG Partners VI, L.P. and TPG Capital will collectively be referred to as “TGP.” TPG is a global private equity firm focused on growth capital investments in late-stage healthcare companies and specializes in leveraged buyouts.

20. Defendant IVD Holdings Inc. is a Delaware corporation located at 301 Commerce Street, Suite 3300 Fort Worth, TX 76102. IVD Holdings is an affiliate of TPG.

21. Defendant IVD Acquisition Corporation is a Georgia corporation and is located at 345 California Street, Suite 3300. IVD Acquisition Corporation is a wholly owned subsidiary of TPG and was formed on June 30, 2011 for the subject transaction.

22. Defendants identified in paragraphs 9 through 18 are at times collectively referred to as the “Individual Defendants.”

23. All Defendants identified in paragraphs 20 through 22 are at times collectively refered to as the “buyer Defendants” or “TPG.”

24. Non-party ValueAct Capital (“ValueAct”) is a hedge fund which is Immucor’s largest shareholder, owning 8.9 million shares of Immucor common shares, or 12.7 percent of the Company. ValueAct supports the Proposed Transaction.

JURISDICTION AND VENUE

25. Jurisdiction and venue are proper as Immucor conducts substantial business activity and is headquartered in this County, and many of the acts complained of occurred and had effect in this County.

26. The amount in controversy exceeds the jurisdictional minimum required by this Court. This action is not removable to federal court. Many of the documents and witnesses at issue in this case are located in this County.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action individually and as a class action on behalf of all holders of Immucor stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

28. This action is properly maintainable as a class action under §O.C.G.A. §9-11-23.

29. The Class is so numerous that joinder of all members is impracticable. According to the Company’s last annual report filed with the U.S. Securities and Exchange Commission (“SEC”), there are over 70 million shares of the Company’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

30. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f) whether Immucor and TPG are aiding and abetting the wrongful acts of the Individual Defendants.

31. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

32. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

34. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

36. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

37. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Immucor, are obligated under applicable law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

38. The Individual Defendants are also obliged to honor their duty of candor to Immucor shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote their shares.

39. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

FACTUAL ALLEGATIONS

Immucor Has Significant Potential

40. Immucor is a global in-vitro diagnostics company specializing in the area of pre-transfusion diagnostics. Immucor develops, manufactures, and sells products used by hospital blood banks, clinical laboratories, and blood donor centers to detect and identify certain properties of human blood prior to patient transfusion. Immucor has revolutionized the industry with automating manual processes in the blood bank laboratory context.

41. As evidence of Immucor’ s potential, in 2010, Immucor received FDA clearance for NEO— the Company’s 4th generation automated blood bank instrument. The Company claims that NEO is the next “revolution” in the industry as it delivers the highest type-and-screen throughput in the market with true continuous access allowing operators to add samples or resources.

42. Indeed, as recently as May 2011, SmartTrend reported that Immucor had the highest operating margins in the industry:

IMMUCOR HAS THE HIGHEST OPERATING MARGIN IN THE HEALTH CARE SUPPLIES INDUSTRY (BLUD, ATRI, UTMD, QDEL, VIVO)

May 27, 2011 (SmarTrend(R) News Watch via COMTEX) – Below are the top five companies in the Health Care Supplies industry as ranked by operating margin. A healthy operating margin is required for a company to pay for its fixed costs and generate cash.

Immucor (BLUD) had an operating margin of 40.6% in the last quarter on sales of $83.3 million.

* * *

43. One month later, in June 2011, Fastlane Financial News reported that Immucor’s gains ranked first in the healthcare industry:

Relatively Good Performance Detected in Shares of Immucor in the Health Care Supplies Industry (BLUD, ALGN, XRAY, COO, ELGX)

Published on Tue, 06/28/2011 - 05:14

By Robert Cotter in Fast Lane, ALGN, BLUD, COO, ELGX, XRAY, immucor, nasdaq:blud, relative performance

We looked at the Health Care Supplies industry and measured relative performance to find the top stocks. Relative outperformance is a bullish sign of underlying fundamental and technical strength. We look at yesterday’s price action of all companies in this peer group.

Immucor (NASDAQ:BLUD) ranks first with a gain of 1.14%; Align Technology (NASDAQ:ALGN) ranks second with a loss of 0.41%; and DENTSPLY International (NASDAQ:XRAY) ranks third with a loss of 0.48%.

Cooper Cos (NYSE:COO) follows with a loss of 0.74% and Endologix (NASDAQ:ELGX) rounds out the top five with a loss of 0.77%.

Over the past year, Immucor has traded in a range of $15.01 to $21.95 and is now at $19.59, 31% above that low. Over the last five market days, the 200-day moving average (MA) has remained constant while the 50-day MA has declined 0.4%.

44. Indeed, on April 1, 2011, when Immucor announced its third quarter financial results to the public via a Form 8-K and Press Release, Defendant De Chirico, Immucor’s President and CEO, stated that “Given the global economic environment, our third quarter financial performance exceeded our expectations with year-over-year revenue growth and earnings expansion.”

Defendants Announce the Proposed Transaction

45. Yet, despite this promising outlook for the Company, on July 5, 2011, defendants announced the Proposed Transaction, the preliminary details of which are as follows:

IMMUCOR ENTERS INTO DEFINITIVE AGREEMENT TO BE

ACQUIRED BY TPG CAPITAL

Immucor Shareholders to Receive $27.00 per Share in Cash;

Fully Diluted Equity Value of $1.973 Billion

NORCROSS, Ga., July 05, 2011 – Immucor, Inc. (Nasdaq: BLUD) (the “Company”), a global leader in providing automated instrument-reagent systems to the blood transfusion industry, today announced that it has entered into a definitive agreement to be acquired by investment funds managed by TPG Capital (“TPG”) in a transaction with a fully diluted equity value of $1.973 billion.

Under the terms of the agreement, Immucor shareholders will receive $27.00 in cash for each share of Immucor common stock they own, representing a premium of approximately 30.2 percent over the closing share price on July 1, 2011, the last full trading day before today’s announcement, and a premium of approximately 35.6 percent to Immucor’s average closing price over the last month. The transaction is expected to close in the second half of 2011. The agreement was unanimously approved by the Immucor Board of Directors.

“This transaction enables our shareholders to realize significant, immediate value while at the same time allowing Immucor to remain well-positioned to continue pursuing growth opportunities,” said Joseph Rosen, Chairman of the Board of Directors of Immucor. “Our Board is pleased with the outcome of the process we followed leading to this transaction, and believes that this transaction is in the best interests of our shareholders.”

“Immucor has been at the forefront of improving transfusion medicine for nearly 30 years and has a proven track record of creating value,” said Joshua H. Levine, President and Chief Executive Officer of Immucor. “Partnering with TPG will allow us to continue with our commitment to deliver innovative technologies that meet our customers’ needs and improve patient safety.”

“By offering best-in-class instruments and reagents for the blood transfusion industry, Immucor has built an impressive platform, loyal customer base and a strong leadership position,” said Todd Sisitsky, TPG Partner. “We look forward to working with the Immucor team as we invest in growing the business and expanding the global footprint for these vital services.”

Under the terms of the agreement, it is anticipated that an affiliate of TPG, IVD Acquisition Corporation, will commence a tender offer for all of the outstanding shares of the Company no later than July 15, 2011.

* * *

Under the terms of the agreement, the Company may solicit superior proposals from third parties through August 15, 2011. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

Goldman, Sachs & Co. acted as financial advisor to Immucor, Inc. and King & Spalding LLP acted as the Company’s legal advisor. Ropes & Gray LLP acted as legal advisor to TPG Capital. Citi and J.P. Morgan Securities LLC acted as financial advisors and provided fully committed financing to TPG Capital.

46. The Proposed Transaction is clearly in furtherance of a plan to enable ValueAct, the hedge fund which is Immucor’s largest shareholder, and owns 8.9 million shares of Immucor, or 12.7 percent of the company, to dump their shares in Immucor en mass, which they otherwise would not be able to do without driving the price of Immucor stock down drastically.

47. The Proposed Transaction significantly undervalues Immucor, and is merely an attempt by TPG to buy Immucor at a bargain. Indeed, Immucor’s stock traded as high as $38.80 per share and all signs indicated it was climbing:

48. Indeed, between July 2, 2011, the day the Merger Agreement was executed, and July 6, 2011, the day after the press release, Immucor’s shares spiked all the way from $20.73 to 26.99.

49. Clearly, the fiscal numbers demonstrate how unfair the proposed transaction is to the Company’s shareholders.

50. Furthermore, the Individual Defendants will enjoy self-interested benefits that are unavailable to Immucor shareholders, including continued employment on lucrative terms.

51. Moreover, Defendants have amended the Company’s Shareholder Rights Agreement, effective and dated as of April 16, 1999, as amended on November 20, 2001 and April 20, 2009, to exempt from its draconian provisions the Merger Agreement and related actions, thus preventing any other potential bidder from making a superior offer for the Company unless and until that superior bidder is also exempted from the Shareholder Rights Agreement.

52. Put simply, the Proposed Transaction is clearly in furtherance of a plan to enable Immucor’s largest shareholder to dump its shares in the Company en masse, which it otherwise would not be able to do without driving the price of Immucor stock down drastically.

53. Plaintiff and the other members of the Class have no adequate remedy at law.

54. Finally, many provisions of the Merger Agreement demonstrate how one sided and unfair the Proposed Transaction it is to shareholders.

55. For instance, the Merger Agreement contains a “Top-Up Option” which provides as follows:

Section 1.4. Top-Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase at the Offer Price an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and their Affiliates at the time of such exercise (after giving effect to the Offer Closing), shall constitute one Share more than 90% of the outstanding Shares on a fully diluted basis; provided, however, that the Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or Shares held in the treasury of the Company as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance under all outstanding stock options, restricted equity and any other rights to acquire the Shares as if such Shares were outstanding) or (ii) any other provision of applicable Law or judgment, injunction order or decree shall prohibit the exercise of the Top-Up Option or delivery of the Top-Up Shares; provided, further, that the Top-Up Option shall terminate upon the termination of this Agreement in accordance with its terms. The Top-Up Option shall not be exercisable until such time as Merger Sub shall have accepted for payment the Shares tendered pursuant to the Offer, and in no event shall the Top-Up Option be exercisable (A) if the Minimum Tender Condition shall have been waived, (B) more than once or (C) unless, immediately after such exercise and the issuance of Shares pursuant thereto, and accounting for the limitations set forth herein, Parent and Merger Sub would hold one Share more than 90% of the outstanding Shares on a fully-diluted basis.

56. The “top up” provision permits TPG to acquire up to 90% plus one share and pursue a short form merger under Georgia law without a vote of the shareholders and without any requirement of establishing the adequacy of the Proposed Transaction.

57. Unless enjoined by this Court, the Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction which will deprive Class members of their fair share of Immucor’s valuable assets and businesses to the irreparable harm of the Class.

58. Plaintiff and the other members of the Class have no adequate remedy at law.

CAUSES OF ACTION

COUNT I

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

59. Plaintiff repeats and realleges each allegation set forth herein.

60. Defendants have knowingly and recklessly, and in bad faith, violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Immucor and have acted to put the interests of TPG and ValueAct, among others, ahead of the interests of Immucor’s shareholders.

61. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly, and in bad faith, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Immucor.

62. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Immucor because, among other reasons, they failed to:

(a) fully inform themselves of the market value of Immucor before entering into the Agreement for the Proposed Transaction;

(b) act in the best interests of the public shareholders of Immucor common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(e) act in accordance with their fundamental duties of good faith, due care and loyalty.

63. By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

64. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

65. As a result of Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company.

66. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT II

Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty

(Against Defendants Immucor and TPG)

67. Plaintiff repeats and realleges each allegation set forth herein.

68. Defendants Immucor and TPG are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Immucor.

69. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Immucor shareholders by failing to:

(a) fully inform themselves of the market value of Immucor before entering into the Agreement;

(b) act in the best interests of the public shareholders of Immucor common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(e) act in accordance with their fundamental duties of good faith, due care and loyalty.

70. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendants Immucor and TPG, which, therefore, aided and abetted such breaches via entering into the Merger Agreement with TPG.

71. Defendants Immucor and TPG had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Immucor shareholders.

72. Defendants Immucor and TPG rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Immucor shareholders.

73. As a result of Immucor and TPG’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

74. As a result of the unlawful actions of Defendants Immucor and TPG, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for

Immucor’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Immucor and TPG are enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.

75. Plaintiff and the other members of the Class have no adequate remedy at law.

JURY TRIAL DEMAND

Plaintiff hereby demands trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing and consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Immucor’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: July 15, 2011	ROBBINS GELLER RUDMAN & DOWD LLP JOHN C. HERMAN (Georgia Bar No. 348370) PETER M. JONES (Georgia Bar No. 402620)

/s/ Peter M. Jones
PETER M. JONES

Monarch Centre, Suite 1650 3424 Peachtree Road, N.E. Atlanta, GA 30326 Telephone: 404/504-6500 404/504-6501 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP

STUART A. DAVIDSON

CULLIN A. O’BRIEN

MARK DEARMAN

CHRISTOPHER MARTINS

120 East Palmetto Park Road, Suite 500

Boca Raton, FL 33432

Telephone: 561/750-3000

561/750-3364 (fax)

THE BRISCOE LAW FIRM, PLLC WILLIE BRISCOE 8117 Preston Road, Suite 300 Dallas, Texas 75225 Telephone: 214/706-9314 214/706-9315 (fax)

Attorneys for Plaintiff and the Class